Hydromer, Inc.	35 Industrial Parkway · Branchburg, NJ 08876 · U.S.A.
Tel: (908) 722-5000 · Fax (908) 526-3633 · http://www.hydromer.com
In the U.S. Toll Free: 1-877-HYDROMER
Video Conferencing IP Address: 66.237.185.38

May 19, 2006

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 3720

Re: File No. 1-31238

To whom it may concern,

In response to your March 31, 2006 correspondence, Hydromer, Inc (the “Company”) will be filing amendments to its June 30, 2005 Form 10-KSB, September 30, 2005 Form 10-QSB and December 31, 2005 Form 10-QSB to properly reflect the required Item 307 information of Regulation S-B.

The amendment, as noted below, will be filed via EDGAR.

As of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and President and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective and that there were no changes to our Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting during the period covered by the Company’s annual/quarterly report.

The Company further acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,
/s/ Robert Y. Lee
Robert Y. Lee, CPA, MBA
Chief Financial Officer